Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hyperlight Energy Inc.
11651 Riverside Dr., Suite 143
Lakeside, CA 92040
www.hyperlightenergy.com

Up to $1,069,991.56 in Common Stock at $5.83
Minimum Target Amount: $9,998.45

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hyperlight Energy Inc.
Address: 11651 Riverside Dr., Suite 143, Lakeside, CA 92040
State of Incorporation: DE
Date Incorporated: August 29, 2012

Terms:

Equity

Offering Minimum: $9,998.45 | 1,715 shares of Common Stock
Offering Maximum: $1,069,991.56 | 183,532 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.83
Minimum Investment Amount (per investor): $291.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$1,000+

1% Bonus Shares

$2,500+

2% Bonus Shares

$5,000+

3% Bonus Shares

$10,000+

4% Bonus Shares

**All perks occur when the offering is completed.*

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses. If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for.

An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus. For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

The 10% StartEngine Owners' Bonus

Hyperlight will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.83 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $583. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the

Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Offering Disclosure

Michael Mazaika, a member of the Board of Directors of the Company has invested $25,004.87 in the Company's current Reg CF offering.

The Company and its Business

Company Overview

Hyperlight Energy has developed a breakthrough low-cost solar steam technology – called "Hylux™". The company manufactures Hylux™, its flagship product, in its San Diego-based manufacturing plant. Hyperlight continues to work with world-class scientific and utility organizations to accelerate the global energy transition. Hyperlight's approach uses high-throughput, high-precision plastic extrusion. Plastic extruder equipment allows for low-cost, high throughput mass manufacturing since it operates in a continuous flow process and produces the product at several feet per minute.

Hyperlight Energy illuminates the new future of concentrated solar power (CSP). Most CSP techno-economic models are expensive and difficult to scale. To solve this problem, we reinvented CSP with our flagship product: Hylux™. Hylux™ avoids the costly steel and concrete used in traditional CSP. Instead, it relies on domestically produced, pre-fabricated, recyclable plastic structures that are hand-carried and clicked into place on site for rapid installation.

All intellectual property of the company is owned, licensed, or in the process of being licensed to the company, not an individual. The company has a portfolio of issued and pending patents and trademarks.

Hyperlight Energy Inc. was initially organized as Combined Power LLC, a Delaware limited liability company on August 29, 2012, in Delaware. On October 24, 2019, the company changed the name from Combined Power LLC into Hyperlight Energy LLC. Subsequently, on October 18, 2021, Hyperlight Energy LLC changed the company structure to Hyperlight Energy Inc., a Delaware C-Corporation.

Competitors and Industry

Concentrated Solar Power (CSP) is a category of solar that uses mirrors to concentrate sunlight on a target and generate high temperature heat for direct use in industry or electric power generation. Industrial process heat is not used in homes or retail businesses. Solar concentrator technologies are typically expensive steel structures which has limited the market thus far. Primary competitors are Suncnim, Frenell, Solarlite and Heliogen. Hyperlight's unique advantage is a proprietary plastic structure that eliminates the expensive steel other technologies rely on.

The global CSP market was $4.5 billion in 2019 and is expected to grow at a compound annual growth rate of 9.7% from 2020 to 2027. According to Grand View Research: https://www.grandviewresearch.com/industry-analysis/concentrated-solar-power-csp-market

Current Stage and Roadmap

Hyperlight has constructed and operates a 500 kWt demo system in Brawley, CA. We have broken ground on a 1.5 MWt commercial project in Tulare, CA. We have signed an MOU for a 5 MWt project in Central CA and have a pipeline of new projects exceeding 150 MWt. We own and operate our own factory in San Diego, CA. We are entering growth stage.

The Team

Officers and Directors

Name: John D. H. King

John D. H. King's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 29, 2012 - Present
  Responsibilities: Manage the company. Compensation is $200,000 cash annually and equity of 3,673,339 shares of Common Stock.

- **Position:** Chairman of the Board
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Manage the Board of Directors

Name: Michael Mazaika

Michael Mazaika's current primary role is with Retired. Michael Mazaika currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: August 29, 2012 - Present

Responsibilities: Typical responsibilities of a Board Member. His compensation was the issuance of 81,659 shares of Common Stock. He is not receiving any other compensation presently.

Name: Cory Cunningham

Cory Cunningham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: April 01, 2016 - Present
  Responsibilities: Operations. Compensation is $200,000 cash per year and 1,150,000 shares of Common Stock via Sustainable Industries.

Other business experience in the past three years:

- **Employer:** Sustainable Industries
  Title: Principal
  Dates of Service: July 30, 2009 - Present
  Responsibilities: Sounder and sole proprietor

Other business experience in the past three years:

- **Employer:** United States Marine Corp Reserves
  Title: Colonel
  Dates of Service: June 15, 1993 - Present
  Responsibilities: Manpower management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the energy industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $4,999,997.52 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing concentrated solar power (CSP). Our revenues are therefore dependent upon the market for concentrated solar power (CSP).

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational improved automated cleaning system, or machine-learning-based control algorithm, or that the improved automated cleaning system or machine-learning-based control algorithm may never be used to engage in transactions. It is possible that the failure to release the improved automated cleaning system or machine-learning-based control algorithm is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our improved automated cleaning system and machine-learning-based control algorithm. Delays or cost overruns in the development of our improved automated cleaning system and machine-learning-based control algorithm and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors

might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget, an improved automated cleaning system and a machine-learning-based control algorithm our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will or won't render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Hyperlight Energy has been in R&D of it's core product since 8/29/2012 supported by contracts and grants, not commercial sales revenue. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hyperlight Energy has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short commercial history, few customers, and low and uncertain revenue. If you are investing in this company, it's because you think that Hylux(TM) is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price the system right and sell it to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns, has licensed or will license multiple issued and pending patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark, copyright and patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, copyrights or patents, we might choose not to file suit because we lack the cash to

successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) or patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) or patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the California Public Utilities Commission (CPUC) and the United States Federal Investment Tax Credit (ITC) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a business with a computer monitored and controlled product, we may be vulnerable to hackers who may access our data and/or systems. Further, any significant disruption of our product could reduce the attractiveness of the product and result in a loss of customer interest in using our product. Further, we rely on third-party technology providers to provide some of our computer and communication technology. Any disruptions of services or cyber-attacks either on our technology provider(s) or on Hyperlight Energy could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John D. H. King	3,673,339	Common Stock	47.58%
Nicholas Kramer	1,844,413	Common Stock	23.89%
Sustainable Industries (100% owned by Cory Cunningham)	1,150,000	Common Stock	14.9%
Hollis H. King	438,710	Convertible Debt Note	7.42%
Hollis H. King	572,763	Common Stock	

The Company's Securities

The Company has authorized Convertible Debt Note, Skyview Warrants, Common Stock, and Employee Stock Option Plan. As part of the Regulation Crowdfunding raise, the Company will be offering up to 183,532 of Common Stock.

Convertible Debt Note

The security will convert into Common stock and the terms of the Convertible Debt Note are outlined below:

Amount outstanding: $438,710.00
Maturity Date: July 15, 2022
Interest Rate: 6.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: 60 days notice from Note holder, or change in control or IPO.

Material Rights

There are no material rights associated with Convertible Debt Note.

Skyview Warrants

The amount of securities outstanding is 110,000.

Material Rights

Skyview Ventures LLC, owns warrant to purchase common stock of the Company on customary terms, with such shares of common stock to be issued at $1. Such warrant shall be exercisable for that number of shares of capital stock equal to $110,000.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,720,382 outstanding.

Voting Rights

One share, one vote.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis is 7,720,382 shares of Common Stock and does not include preferred stock, convertible securities, stock options and warrants.

Employee Stock Option Plan

The security will convert into Common stock and the terms of the Employee Stock Option Plan are outlined below:

Amount outstanding: $430,000.00
Maturity Date: December 31, 2025
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Vesting Schedule

Material Rights

There are no material rights associated with Employee Stock Option Plan.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year Ended December 31, 2020 compared to Year Ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $883,228, up almost 140% compared to fiscal year 2019 revenue of $372,191. The primary driver of the increased revenues was the successful capture of the California Energy Commission (CEC) contract to design and construct a solar thermal industrial heat process plant deploying Hylux at the Saputo USA Cheese Plant in Tulare, CA. Stabilized revenues included continued contract work with Pacific Northwest National Lab (PNNL) and Batelle. This overall increasing revenue trend is expected to continue forward as additional work is accomplished on the CEC / Saputo contract.

Cost of Sales

Cost of sales in 2020 was $722,612, an increase of approximately $290,000, from costs of $432,612 in fiscal year 2019. The cost increase was driven by the addition of new personnel to support the execution of the CEC / Saputo contract. Additional costs were recognized as specific capital equipment was purchased and expensed to increase the capacity and reliability of the Hyperlight production line for manufacturing Hylux for the CEC / Saputo project.

Gross Margins

2020 gross margin increased by $221,037 over 2019 gross margin and was reflected in a change from a gross loss to a gross profit. The gross margin increase was primarily derived from an increase in revenues in relation to allocated fixed costs represented in the cost of goods sold.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and the production expenses of Hyperlight's flagship product Hylux at the company's San Diego facility. Expenses in 2020 were $804,805, increasing $503,000 from 2019. Nearly all the increased expenses at Hyperlight were driven by the front-end engineering and manufacturing improvement costs associated with the CEC / Saputo contract.

Net Margins

Operating and net losses increased proportionally with the net losses from 2019 of $432,194 to 2020 of $742,879. Approximately $300,000 of this increase was due to increased compensation and benefits costs as the Hyperlight team was expanded. In addition to the increased employee costs, R&D expenditures grew to support system improvements. Additional embedded costs were incurred due to COVID implications and as the company transitioned from cost to accrual-based accounting to more accurately align revenues and costs for large projects.

Historical results and cash flows:

Historical results are not representative of future results of the company. We are leaving a stage of company development during which government and utility funding supported R&D to get our core product, Hylux(TM) developed. We are now entering a stage of commercial deployment. We are working in the hopes of achieving future profitability through increasing deployment, scale and growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 11/29/2012, the company has $311,423 cash on hand, and $35,409 available through multiple lines of credit

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We are currently operating from existing contracts and grants and plan to continue to do so. However, we aspire to increase growth and scale as we enter commercial deployment. Like any company entering commercial deployment, investment is important.

Greentech companies have a uniquely positive position presently because the greentech venture investment space has seen a profound surge in investment in 2021: https://www.euci.com/clean-tech-investment-soars-in-2021-iea-says-it-has-to-go-much-higher-to-curb-emissions/.

It is projected that this trend will continue into 2022: https://storm4.com/6-cleantech-trends-2022/

However, we have not yet taken VC money and although we do not rule it out in the future, we wish to advance our market deployment as far as we can before doing so. We have chosen the StartEngine platform and Reg CF because of perfect alignment with that goal.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Our company has operated with contracts and grants for a decade. We believe that our existing contract/grant portfolio would allow viability and the same no-growth trajectory we've seen for that entire time. However, with our first commercial project having celebrated its groundbreaking ceremony, and multiple large contracts in our pipeline, now is the time to aggressively pursue commercial deployment. The funds we raise in this campaign will represent the majority of funds on hand, and will be used to close and execute on our commercial pipeline. If the company successfully uses the campaign funds to close on its business pipeline and succeeds in execution on commercial contracts, then funds brought in through commercial activity will then exceed those brought in through Reg CF.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

One to two years. This is based on a minimum monthly burn rate supporting only minimal staff and operations, where we do not engage in any business development or growth focused activity.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum funding goal allows at least two years of operations with maximum business development effort, and aggressive scale up in manufacturing and operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If we successfully close on our commercial business pipeline, we will likely pursue a Reg A round of financing. We have not ruled out a traditional venture capital or corporate strategic investment round.

Indebtedness

- **Creditor:** Bridge Loan, Friends and Family
  Amount Owed: $438,710.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2024
  This note is convertible to equity.

- **Creditor:** Skyview Finance Company
  Amount Owed: $82,200.00
  Interest Rate: 15.0%
  Maturity Date: June 30, 2022
  Skyview holds warrants on company stock.

Related Party Transactions

- **Name of Entity:** John King
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Short term loan to company to cover gap in CEC contract payments.
  Material Terms: $25,000 loan. Fee of $2,200.

- **Name of Entity:** Hollis King
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Short term loan to cover gap in CEC payments.
  Material Terms: Two loans of $50,000 each. Fee of $10,000.

Valuation

Pre-Money Valuation: $45,009,827.06

Valuation Details:

We set our valuation internally, without a formal 3rd party independent evaluation.

In formulating our valuation, we looked at the current cleantech investment environment. Currently, Heliogen, another emerging CSP company, has completed a SPAC valuing them at approximately $2 billion. The company appears to have a similar-sized demonstration project to ours with no current or announced commercial projects. They also appear to plan additional R&D prior to commercialization, and expect increasing losses for several years, culminating in $124 million in losses in

2024.

We are executing on our first commercial project [CEC contract FPI-19-002], and have a currently confidential MOU signed for a second. We hope to get this MOU through to signed contract and announce the contract in 2022.

Our valuation is 2.25% of this other emerging CSP company, despite the fact that we have demonstrated commercial traction. We respect our competition but have chosen this relatively conservative approach because we feel a more aggressive approach means that future share price increases would be much more difficult. Although it is impossible to promise, we wish to minimize the chance of future down rounds.

The total number of shares outstanding on a fully diluted basis is 7,720,382 shares of Common Stock and does not include preferred stock, convertible securities, stock options and warrants.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $438,710 in Convertible Debt Notes outstanding, $430,000 outstanding in the Employee Stock Option Plan, and $110,000 outstanding in common stock warrants. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.45 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  Hyperlight Energy is actively engaged in execution of its first commercial project, development of its larger second commercial project which currently has an MOU signed, and business development activity on multiple additional projects. Funds will be used to support all of these activities.

If we raise the over allotment amount of $1,069,991.56, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  11.5%
  Business development in oil and gas, and geothermal power.

- *Research & Development*

20.0%
Funds will be used to develop an upgraded automated cleaning system custom designed for our reflector geometry. Additionally, machine learning will be employed for an upgraded solar tracking algorithm.

- *Company Employment*
  20.0%
  To execute on our project pipeline, we need to expand our full time staff.

- *Operations*
  15.0%
  This portion of funds will support factory and project construction overhead.

- *Equipment*
  30.0%
  Expansion of manufacturing capacity to support our project pipeline. New equipment to support increases in recycled content percentage in product. Reconfiguration of demo site to accommodate R&D in automated cleaning, tracking algorithm and integration of direct air capture of CO2 technology from partner.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.hyperlightenergy.com (www.hyperlightenergy.com/investors/annual_reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/hyperlight

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hyperlight Energy Inc.

[See attached]

HYPERLIGHT ENERGY LLC

Financial Statements
Year Ended December 31, 2020 and 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Hyperlight Energy LLC
Lakeside, California

We have reviewed the accompanying financial statements of Hyperlight Energy LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the nited States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 19, 2021
Los Angeles, California

HYPERLIGHT ENERGY LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 514,724	$ 178,501
Account receivables, net	1,273,830	495,197
Prepaids and other current assets	7,227	-
Total current assets	**1,795,781**	**673,698**
Property and Equipment, net	10,261	1,848
Intangible assets	63,759	69,072
Security deposit	6,200	6,200
Total assets	**$ 1,876,001**	**$ 750,818**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 489,561	$ 365,457
Current portion of Loan Payable	508,550	1,109,232
Deferred revenue	2,623,779	493,997
Credit card	21,175	38,022
Deferred cash compensation to management	567,272	649,993
Other current liabilities	324,039	520
Total current liabilities	**4,534,376**	**2,657,221**
Royalty Agreement Payable	2,338,671	2,359,597
Total liabilities	**6,873,047**	**5,016,818**
MEMBERS' EQUITY		
Members' equity	(4,997,046)	(4,266,000)
Total members' equity	**(4,997,046)**	**(4,266,000)**
Retained earnings/(Accumulated Deficit)		
Total liabilities and members' equity	**$ 1,876,001**	**$ 750,818**

See accompanying notes to financial statements.

HYPERLIGHT ENERGY LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 883,228	$ 372,191
Cost of goods sold	722,612	432,612
Gross profit	160,616	(60,421)
Operating expenses		
General and administrative	708,807	288,992
Sales and marketing	1,014	1,782
Research and development	94,984	10,364
Total operating expenses	804,805	301,138
Operating income/(loss)	(644,189)	(361,559)
Interest expense	92,078	63,572
Other Loss/(Income)	(6)	3,512
Income/(Loss) before provision for income taxes	(736,262)	(428,642)
Provision/(Benefit) for income taxes	6,617	3,552
Net income/(Net Loss)	**$ (742,879)**	**$ (432,194)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2018	**$ (4,516,972)**
Members' contribution	683,167
Net income/(loss)	(432,194)
Balance—December 31, 2019	**$ (4,266,000)**
Members' contribution	11,833
Net income/(loss)	(742,879)
Balance—December 31, 2020	**$ (4,997,046)**

See accompanying notes to financial statements.

HYPERLIGHT ENERGY LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(742,879)	$	(432,194)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		549		92
Amortization of intangible assets		5,313		5,313
Changes in operating assets and liabilities:				
Acount receivables		(778,633)		(386,009)
Prepaids and other current assets		(7,227)		-
Account Payables		124,104		(10,469)
Credit card		(16,847)		5,814
Deferred revenue		2,129,783		493,997
Deferred cash compensation to management		(82,720)		(785,101)
Other current liabilities		323,519		127
Net cash provided/(used) by operating activities		**954,960**		**(1,108,430)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(8,962)		(1,940)
Net cash provided/(used) in investing activities		**(8,962)**		**(1,940)**
CASH FLOW FROM FINANCING ACTIVITIES				
Members contribution		11,833		683,167
Reoayment of Royalty Agreement Payable		(20,926)		-
Borrowing on Loan Payable		-		500,682
Repayment of Loan payable		(600,682)		
Net cash provided/(used) by financing activities		**(609,775)**		**1,183,849**
Change in cash		336,223		73,479
Cash—beginning of year		178,501		105,022
Cash—end of year	**$**	**514,724**	**$**	**178,501**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	63,572
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Hyperlight Energy LLC was originally formed on November 2, 2012 in the state of California under the name Combined Power LLC. On October 24, 2019, the company changed the name from Combined Power LLC into Hyperlight Energy LLC. On October 18, 2021 Hyperlight Energy LLC converted into Hyperlight Energy Inc. a C-Corporation. The financial statements of Hyperlight Energy LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lakeside, California.

Hyperlight Energy is a technology developer and manufacturer. The company's flagship product is called Hylux(R). Hylux(R) is a disruptively low-cost Concentrated Solar Thermal (CST) system, suitable for industrial and commercial process heat applications as well as solar boost for traditional natural gas-fired power plants.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $264,724 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 15 years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of concentrated Solar Thermal (CST) system to the final customers.

Cost of sales

Costs of goods sold include the cost of equipment sold, freight and delivery.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $1,014 and $1,782, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 19, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid rent	$ 7,227	$ -
Total Prepaids and other current asset	**$ 7,227**	**$ -**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued Sales Tax	$ 303,331	$ -
Payroll Liabilities	0	-
Deferred rent liability	-	520
Accrued Vacation Liability	20,707	-
Total Other Current Liabilities	**$ 324,039**	**$ 520**

On December 2, 2019, the company entered into the Grant agreement with Saputo Cheese USA, with the purpose to design, install and operate a concentrated solar power plant, which includes the work from October 30, 2019 until March 31, 2023. Deferred Revenue consists of the following items:

As of December 31,	2020	2019
Saputo Cheese USA -Unearned Revenue	$ 2,623,779	$ 493,997
Total Deferred Revenue	**$ 2,623,779**	**$ 493,997**

During the past period, the company Deferred Cash Compensation to Management with management personnel which pertains to consulting and employment agreement that involved deferred cash compensation on various terms. In general, payment of deferred compensation is linked to certain percentage of positive EBITDA. As of December 31, 2020 and December 31, 2019, outstanding balance of the position amounted to $567,272 and $649, 993.

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,	2020	2019
Site Construction	$ 20,614	$ 20,614
Furniture and Equipment	70,697	61,735
Property and Equipment, at Cost	**91,311**	**82,349**
Accumulated depreciation	(81,050)	(80,501)
Property and Equipment, Net	**$ 10,261**	**$ 1,848**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $549 and $92 respectively.

5. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,		2020		2019
Patent	$	79,699		79,699
Intangible assets, at cost		**79,699**		**79,699**
Accumulated amortization		(15,940)		(10,627)
Intangible assets, Net	**$**	**63,759**	**$**	**69,072**

Amortization expense for patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $5,313 and $5,313, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization Expense
2021	$	(5,313)
2022		(5,313)
2023		(5,313)
2024		(5,313)
Thereafter		(42,506)
Total	**$**	**(63,759)**

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
John King	43.6%
Nick Kramer	21.0%
Sustainable Industries	6.6%
Hollis King	7.6%
David and Barbara Groce	4.0%
Mitchell Purcell	3.5%
Others	13.7%
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Bridge Loan Hollis King- loan	$ 530,000	6.00%	5/31/2016	8/31/2014	$ 30,513	$ 30,513	$ 508,550	$ -	$ 508,550	31,713	31,713	528,550	$ -	528,550
Skyview Finance Company LLC- loan	$ 550,000	15.00%	7/10/2019	paid off in full						13,017	13,017	520,682		520,682
Loan From Sustainable Industrie	$ 60,000			paid off in full						-	-	60,000		60,000
Total	$ 590,000				$ 30,513	$ 30,513	$ 508,550	$ -	$ 508,550	$ 44,730	$ 44,730	$ 1,109,232	$ -	$ 1,109,232

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 508,550
2022	-
2023	-
2024	-
2025	-
Thereafter	-
Total	**$ 508,550**

Royalty Agreement Payable

On July 1, 2018, the company entered into Royalty Agreement with Southern California Gas Company, a California corporation ("SoCalGas") pursuant to which SoCalGas agreed to pay to CP $1,000,000 to fund CP in its development of a combined algae/solar thermal generating facility that could achieve full use of the solar spectrum by utilizing low-cost mylar photo-bioreactors with integrated reflective mirrors. The Company shall pay the Royalty until such time as the aggregate amount of all Royalty payments paid by the Company to SoCalGas is equal to $4,835,472. The Company shall pay SoCalGas the Royalty on a quarterly basis within thirty (30) days following the last day in each calendar quarter. Such payment shall be accompanied by a statement showing with reasonable specificity the amount of revenue received by the Company during such quarter, and the calculation of the Royalty. As of December 31, 2020 and December 31, 2019, total outstanding balance amounted to $ 2,338,671 and 2,359,597, respectively.

8. RELATED PARTY

On August 11, 2021, the company entered an Emergency loan with Hollis King, one of the owners, in the amount of $50,000 for a flat fee of $5,000. Company agreed to pay $50,000 plus $5,000 flat fee within the 30 days of the Emergency loan.

On October 14, 2021, the company entered into another Emergency loan with Hollis King, one of the owners, in the amount of $50,000 for a flat fee of $5,000. Company agreed to pay $50,000 plus $5,000 flat fee within the 30 days of the Emergency loan.

On September 30, 2021 and October 12, 2021, one of the owner and CEO, John King provided a short-term loan in three installments in total aggregate amount of $25,000. No contract was put in place. The loan was paid back in full with a fee of $2,200.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	66,307
2022		39,018
2023		-
2023		-
Thereafter		-
Total future minimum operating lease payments	**$**	**105,325**

Rent expense was in the amount of $ 72,489 and $82.871 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

On August 11, 2021, the company entered an Emergency loan with Hollis King, one of the owners, in the amount of $50,000 for a flat fee of $5,000. Company agreed to pay $50,000 plus $5,000 flat fee within the 30 days of the Emergency loan.

On October 14, 2021, the company entered into another Emergency loan with Hollis King, one of the owners, in the amount of $50,000 for a flat fee of $5,000. Company agreed to pay $50,000 plus $5,000 flat fee within the 30 days of the Emergency loan.

On September 30, 2021 and October 12, 2021, one of the owner and CEO, John King provided a short-term loan in three installments in total aggregate amount of $25,000. No contract was put in place. The loan was paid back in full with a fee of $2,200.

During 2021, the company entered into a Buyout agreement with the existing owners, in which the Company shall make a one-time cash payment to Unit Holder. The payment will be one cent for one unit, so in total $85,429 for 8,542,904 units issued and outstanding.

On October 18, 2021 Hyperlight Energy LLC converted into Hyperlight Energy Inc, a Delaware C-Corporation

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $644,189, negative members' equity of $4,997,046 and liquid assets in cash of $514,724, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Hyperlight

Breaking through the cost barrier in solar steam


Hyperlight
ENERGY
The Lowest Cost Solar Thermal Technology On Earth

Website | Lakeside, CA | ENGINEERING | CLEAN TECHNOLOGY

$338,068 raised

120 Investors	$45M Valuation
$5.83 Price per Share	$291.50 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Hyperlight has developed a breakthrough low-cost concentrated solar power (CSP) technology – Hylux™. We've just signed a contract to demonstrate a world first application of this technology, to decarbonize oil production at the well site, while simultaneously storing massive amounts of solar energy in the geological formation under the wells. Called Tectonic Sun™ Alpha, this project is planned to demonstrate the technical potential of an unprecedented six-months of solar energy storage – it's "solar power, but with an on/off switch."

Overview | Team | Terms | Updates 10 | Comments | Follow

Reasons to Invest

- $14 million-funded product — We developed our product with Research, Development and Demonstration (RD&D) funding support from the United States Department of Energy, Sunshot® program, California Energy Commission, and the Southern California Gas Company RD&D Program.
- Successful Projects — Hyperlight has built a 500 kilowatt thermal (kWt) demonstration project and held a groundbreaking ceremony for 1.5 megawatt thermal (MWt), first commercial facility. We recently converted an announced MOU of 5 MWt into a signed heat purchase agreement (HPA) for a 6 MWt project – which includes a world first technology demonstration.
- Tectonic Sun Alpha – the recently signed 6 MWt HPA includes a world first demonstration of a dispatchable renewable platform, that targets the hardest 1 Gigawatt of the current "historic" California Public Utilities Commission (CPUC) procurement which requires "nascent... and as yet undefined technologies" that can be turned on at any time and generate for as long as needed.

OVERVIEW

A world-first technical and commercial breakthrough: Low cost solar with six-month energy storage.

Hyperlight Energy illuminates the new future of concentrated solar power (CSP). Most CSP techno-economic models are expensive and difficult to scale. To solve this problem, we reinvented CSP with our flagship product: Hylux™. Hylux™ avoids the costly steel and concrete used in traditional CSP with a patent pending design. It relies on domestically produced, pre-fabricated, recyclable plastic structures that are hand-carried and clicked into place onsite for rapid installation. Deployment of the platform to decarbonize industrial process heat in our target market, California, is driven by aggressive policy support from the Low Carbon Fuel Standard (LCFS) and other programs.

But this is only half the story.

Rewards

Get rewarded for investing more into Hyperlight:

$291+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$1,000+
Investment
Tier 1 - $1,000+
Invest $1,000+, and receive 1% bonus shares

$2,500+
Investment
Tier 2 - $2,500+
Invest $2,500+, and receive 2% bonus shares

$5,000+
Investment
Tier 3 - $5,000+
Invest $5,000, and receive 3% bonus shares

$10,000+
Investment
Tier 4 - $10,000+
Invest $10,000, and receive 4% bonus shares

The LCFS incentivizes Hylux™ deployment at Enhanced Oil Recovery (EOR) sites throughout the state – and simultaneously opens up vast technical and market potential. The company has developed a complementary, patent pending platform: Tectonic Sun™, which stores months' worth of solar energy in the geological formations at EOR sites. Tectonic Sun transforms the wells into renewable energy resources that enable power generation which can be switched on at any time and generate for as long as needed. The application of CSP thermal energy for this dual benefit is an industry first. Hyperlight estimates the statewide potential storage capacity of its technology to exceed the output of all the natural gas power plants in California, combined.

Hyperlight Energy has held a groundbreaking on its first commercial customer and has advanced its first Memorandum of Understanding (MOU) for EOR to a signed heat purchase agreement (HPA) contract. This project, called "Tectonic Sun Alpha" is part of the company's roadmap to develop profitable, emissions free process heat projects while simultaneously expanding into the enormous global power generation market with an industry first technical capability of fully dispatchable, fully renewable power. The company is pursuing hundreds of megawatts of follow-on projects including process heat only, as well as power generation in its project development pipeline.



John King
Co-Founder & CEO
Hyperlight Energy
The New Future Of Concentrated Solar Power
What Is CSP?
The use of mirrors instead of photovoltaic panels to focus light & create steam. This steam can then be used to make electricity or directly power industrial processes.

THE PROBLEM

A need for a cheaper decarbonization solution and long duration energy storage

For the wellbeing of our planet, heavy industries like enhanced oil recovery, agriculture and food production, and manufacturing, as well as transportation, are all under immense pressure to reduce harmful emissions, a process known as decarbonization.

Currently, there are no cost-effective renewable solutions that can produce the quality and quantity of heat to meet energy demand for industrial process heat or cost effective power generation with six month storage.

Hyperlight's companion technologies tackle these two problems at once. Decarbonizing industry, in particular, the transportation fuel industry has always been hard, as demonstrated by the aggressive nature of California's Low Carbon Fuel Standard (LCFS) program. We attack that problem with our low-cost platform, Hylux. The second problem, currently faced by California, which has one of the first large grids to attempt deep decarbonization, is the intermittent nature of PV and wind and the inherent limits of batteries to solve the problem cost effectively. The energy storage problem is so significant, that the California Public Utilities Commission (CPUC) has issued what it calls a "historic" procurement that requires 1 GW from emissions free sources with an 80% capacity factor. PV and wind have 24% and 33% capacity factors, respectively. This renewable energy storage challenge is so significant, that the CPUC itself has called on "nascent or as-yet-undefined technologies." The company's patent pending companion platform, Tectonic Sun, expands on work done by our partner, National Renewable Energy Laboratory (NREL) and is aimed squarely at this problem.

The oil industry in California comprises over 100,000 wells, according to the California Department of Conservation. The company wants to install Hylux at as many of them as possible. As an add on, we hope to use Tectonic Sun at as many of those sites as possible. Tectonic Sun is an application of NREL's GeoTES analysis first described in a seminal paper last year. Applying NREL's analysis conservatively, Hyperlight estimates the statewide potential storage capacity of its technology to be the equivalent of one billion Tesla Powerwalls, with annual energy production potential over 100 TWh annually, exceeding the output of all the natural gas power plants in California combined. Another exciting aspect of this application is that with solar infrastructure and wells able to remain in place once EOR activity ceases, projects using Tectonic Sun can remain in service to produce this form of low-cost renewable power for the grid indefinitely.


Receiver
Mirror panels
Thermal tank

1

Steel: the standard, high-cost, large-scale approach.

Concentrated solar power (CSP) is a type of solar energy created when the sun hits mirrors that then reflect the light to a target. Typical CSP plants are built with expensive materials such as steel and concrete in large fields.


But There's A Huge Opportunity In CSP Because:
Perfect Opportunity For CSP
CSP is the perfect platform technology because the fuel industry needs heat, not electricity to make its products.
Massive Policy/Program support because transportation fuel is still dominant, & still hard to decarbonize.
Massive Enhanced Oil Recovery (EOR) California produces>100M barrels per year using heat energy from burning natural gas...that can be converted to solar with CSP

THE MARKET

$8.3 billion thermal energy market in California is just the beginning

The opportunity in California alone is vast. Spread across multiple industries, the thermal energy market is estimated to be $8.3 billion, according to our research.

California's food industry alone spends more than $200 billion per year on fuel. This is our beachhead market. That's why our first commercial-scale installation is at Saputo Inc's cheese plant in Tulare, CA. This 1.5 MWt project should reduce emissions at the plant by over 500 MTCO2 per year [Hyperlight estimate]. The enhanced oil recovery industry in California spends over $1.3 billion on thermal energy, but this is just the beginning. Entering the global power generation market is our long-term goal. It's measured in trillions of dollars.


Global Power Generation Market
$Trillions
CA Food Industry Fuel Spend
$200B/Year
CA Enhanced Oil Recovery Industry
$1.3B
CA Thermal Energy Market
$8.3B

Other concentrated solar companies have relied on venture capital funds and scaled too quickly. Hyperlight took a different route achieving success in a market of failed CSP companies. The reason? Our research-derived technology and materials.

We kept our projects small and manageable. We worked out kinks before deploying larger projects. We actively sought and won grant funding for the research and development phase — meaning we could scale on our own timeline without investor pressure.

Hyperlight has conducted a decade of research and development funded by grants from the United States Department of Energy, the California Energy Commission (CEC) and SoCalGas. Hyperlight entered into a royalty agreement with SoCalGas in our early research stages, representing a vote of confidence from a significant and knowledgeable industry participant.

While we quietly perfected our technology through our extensive R&D, larger players faltered and left the marketplace.

Competition

	Prospects	Results
Hyperlight	Rational, low-cost path to scale	Sustained profitable growth
GlassPoint	Couldn't make good on low-cost claims	Bankrupt
SOLARRESERVE	Couldn't deliver on promises	Bankrupt
FRENELL, SUNCNIM, solarlite and others	Low cost claims, but lots of metal. Little to no project activity	High level of proof required that these aren't Glasspoint/ SolarReserve 2.0
eSolar, Thermata, Edisun	Couldn't make good on low-cost claims	Failed exits
Heliogen	High temperature platform that claims low cost	High level of proof required that it isn't eSolar/Thermata/ Edisun 2.0

Tectonic Sun Alpha is a world-first. NREL's analysis showed the energy capacity of a typical GeoTES installation to be about 146,000 MWhe with a storage duration of 4,000 hours – approximately six months of energy storage – at a fraction of the cost of other approaches. No other technology platform we've ever heard of talks about storage beyond 4 days, let alone 4,000 hours. The company hopes to complete this initial pilot project before any other CSP company can even engineer a competitive offering.

We were able to use small-scale projects first to vet and test our technology without massive investments because it is a fundamentally low-cost platform. The low-cost nature of the platform means we have the additional advantage of scaling up through additional medium-scale projects to continue to follow a rational path to scale. Other metal-mega project CSP companies MUST go to massive scale immediately to justify project economic assumptions – and so face a fundamental and permanent scale-up challenge.

THE SOLUTION

A cost-effective, renewable decarbonization solution from concentrated solar power

CSP companies that used concrete and steel experienced notable failures. The cost is simply too high. Our solution is "built different."

Instead of steel and concrete, we use domestically produced and recyclable plastic tubing to build our CSP system manufactured in our own factory. Hyperlight Energy offers the most cost-effective solution, built right in sunny California. In response, Hyperlight offers the most cost-effective solution, according to our market research. Every system sold contributes to both company profits and global decarbonization.

Now, by offering a second potential revenue stream based on emissions-free power generation to our existing EOR project pipeline, we hope to drive both deep decarbonization efforts, and profitable growth. The company's hope is that using the type of existing infrastructure in place in the EOR industry, Tectonic Sun will enable the geological storage of a 100 percent renewable energy source with an estimated levelized cost of electricity between four and eight cents per kWh. That price point target is lower than other dispatchable renewable technologies the company has seen – even in development stage.



Hyperlight's Low Cost Hardware Gives Other Advantages
Native to California —where the EOR market is huge. We're close to customers & projects!
We own our factory in CA, close to the market
In-state people, equipment, knowledge, capacity
We know our cost structure, & it works
We can support projects we build

Hyperlight® Energy seeks large customers pursuing decarbonization. Our fundamental business model? Getting paid to both supply equipment and install it.



We plan to obtain bank financing for the upfront construction when customers can't afford it. **Hyperlight® Energy would then own and operate the project, selling the customer the heat for a contracted period.**

WHY INVEST

Lessen the carbon impact of fossil fuels today for a zero-emissions future

We announced an MOU for our first EOR project months ago, and we succeeded in getting it through to a signed contract. This project also makes us the first to announce a project demonstrating an 80% capacity factor renewable energy technology with a target price of 4 to 8 cents per kWh. If we can succeed in our deployment timeline target for Tectonic Sun Alpha, we have a real chance to be the first to build a working pilot. We've got over a hundred more megawatts worth of projects still under development. We have patent pending technology that differentiates our approach, and a world class partner in NREL. The State of California has made it clear there is a pressing need for technology like this in its historic procurement calling on “nascent and as-yet-undefined technology.” With Tectonic Sun Alpha we aspire to blaze a trail in renewable storage similar to what other notable companies in EV's and solar have done – as the best, biggest, break-out company in a transformational industry. We hope you'll join us.

Who We Work With

Sources: US DOE, Sempra, HyperLight Energy, NewsData, NREL


CSP Can Make A Huge Impact
Natural gas burned at the well for EOR in California is 13.6M metric tons per year technology
That alone is equivalent to 2.9M cars
If we can replace just half of that with CSP, that's taking almost a million & a half cars off the road
Tesla's GLOBAL sales of all models last year was 500,000, so that would be equivalent to triple the emissions reductions of Tesla

Sources: The Business Research Company

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

8-29-2012
Hyeprlight Energy LLC established
Current company established

4/1/2015
SoCalGas R&D contract
Received R&D contract award from SoCalGas

8/25/2015
Formed team with NREL
Joined forces with NREL to develop technology

3/1/2016
Sunshot Award
United States Department of Energy Sunshot Program makes grant award to the Hyperlight, NREL team.

11/28/2016
California Energy Commission award
CEC makes a grant award to the Hyperlight, NREL team

6-27-2019
Ribbon cutting of 500 kWt demo project
Hyperlight Energy cuts the ribbon on its 500 kWt demonstration unit in Brawley, CA

9-28-2021
First commercial groundbreaking ceremony
Hyperlight Energy and Saputo celebrate groundbreaking ceremony at the first commercial deployment of Hylux(TM)

In the Press

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Meet Our Team



John King

Co-Founder, CEO

John D. H. King is a seasoned veteran in Business Development and R&D. He has broad and deep experience in multiple industries with a focus on cleantech. His experience spans all areas of organizational management. Mr. King has won and managed over $14 million in contracts and investment from Fortune 500 utility companies, government agencies and private investors.



Nicholas Kramer

Co-Founder, VP Engineering

Product technical lead

Co-inventor of technology

Caltech B.S.



Cory Cunningham

COO

Proven leader with 10+ year track record in EPC (engr, procure, construct), operations, manufacturing, and financial leadership for client companies. Unique successes in profitably capturing and executing multi-million dollar complex projects to drive client success.

- Focus Functions: Engineering, Procurement, Construction, Operations, and Financial Management.

- Key Industries of Expertise: Real Estate (Residential and Commercial), Utilities (Water, Electrical, Gas), Manufacturing, Government Contracting.

- Core Principles: Integrity, Discipline, Teamwork.

Michael Mazaika

Member of the Board of Directors

Offering Summary

Company	Hyperlight Energy Inc.
Corporate Address	11651 Riverside Dr., Suite 143, Lakeside, CA 92040
Offering Minimum	$9,998.45
Offering Maximum	$1,069,991.56
Minimum Investment Amount (per investor)	$291.50

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,715
Maximum Number of Shares Offered	183,532
Price per Share	$5.83
Pre-Money Valuation	$45,009,827.06

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks</u>*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$1,000+

1% Bonus Shares

$2,500+

2% Bonus Shares

$5,000+

3% Bonus Shares

$10,000+

4% Bonus Shares

**All perks occur when the offering is completed.*

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses. If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for.

An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus. For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

The 10% StartEngine Owners' Bonus

Hyperlight will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.83 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $583. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Offering Disclosure

Michael Mazaika, a member of the Board of Directors of the Company has invested $25,004.87 in the Company's current Reg CF offering.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Forbes covers Tectonic Sun Alpha

15 days ago

We're thrilled to have our world first demonstration project - Tectonic Sun Alpha - covered by Forbes on March 7th.

https://www.forbes.com/sites/kensilverstein/2022/03/07/concentrated-solar-power-could-give-oil-companies-a-second-revenue-stream/?sh=5917b271c671


Waste heat sent to second turbine
Turbine 1
High temp heat directed to turbine
Turbine 2
Solar steam injected underground
OIL/GAS WELL
Stored heat sent to second turbine
Steam pushes hot oil/water mixture to well

Tectonic Sun(TM) Covered by POWER Magazine

16 days ago

We're thrilled to have been covered by POWER Magazine's Darrell Proctor:

https://www.powermag.com/solar-developer-has-plan-to-turn-oil-wells-into-energy-storage/

Solar Developer Has Plan to Turn Oil Wells Into Energy Storage

A California developer of concentrated solar power (CSP) systems has announced an innovation that it says combines the company's technologies to turn existing oil wells into energy storage sites that can provide clean energy.

Hyperlight Energy on Feb. 24 said it was launching Tectonic Sun, an electricity generation technology that when paired with the company's Hylux solar thermal solution can provide "zero-carbon electricity" from oil wells "while reducing emissions during the extraction process at enhanced oil recovery [EOR] sites." Hyperlight on Thursday said the new system "is capable of providing emissions-free power with 80% capacity factor for use at any time of day or night throughout the year." (Go here to view a video detailing how the technology works.)

The company has a technology demonstration project, Tectonic Sun Alpha, at a Hathaway oil drilling site in Bakersfield, California. Hathaway is an independent, Bakersfield-based drilling company that operates six oil and gas fields in Kern County, California.

Repurposing Oil Wells

"The industry is increasingly embracing the concept of cost reduction through repurposing oil wells, as shown by the Department of Energy's Geothermal Technology Office [GTO] recently announced group of projects aiming to use old oil wells to access traditional geothermal-based heat, and Southern Company's research collaboration with innovator Petrolern, to 'Convert Oil Wells to Geothermal Resources'," said John King, CEO of Hyperlight Energy. (The DOE last year announced as much as $46 million to support other geothermal projects.)

Hyperlight in a news release said the application of CSP thermal energy for power generation and emissions reduction "is an industry first," adding that the company "estimates the statewide potential [energy] storage capacity of its technology" would exceed the combined generation from California's natural gas-fired power plants. Hyperlight said the Bakersfield demonstration "builds on groundbreaking analysis work on geological thermal energy storage (GeoTES) performed by Hyperlight partner, [the] National Renewable Energy Laboratory [NREL]."

King told *POWER*, "We are referencing an analysis done by NREL in this seminal paper [purchase required for the full paper] from last year. We worked with NREL to establish estimates for scaling this up at EOR retrofit sites." King said an optimal configuration, based on the NREL analysis, "establishes a figure for analysis of 36.5 MWe for a representative plant. The paper assumed 24 wells per MWe. NREL and Hyperlight bumped this up to 50 wells per MWe for no particular technical reason other than simple conservatism. We then assumed [again, for no reason other than conservatism] that only 1 in 5 of the 100,000 wells in California could be used for this application at 80% capacity factor, or 7,000 hours per year."

King provided this calculation: *7,000 hours x .75 MWhe/well x 20,000 wells = 105 TWhe/year.*

He noted the calculation "yields >100 TWhe of power production per year. The total combined output of all the natural gas power plants in the state, combined, was 98 TWhe in 2018," according to the state. King said the NREL analysis showed the energy capacity of a typical GeoTES installation is about 146,000 MWhe, with a storage duration of 4,000 hours—about six months of energy storage—at a much smaller cost than any other approach (NREL's paper estimated 10¢/kWh to 16¢/kWh). Hyperlight in its Thursday news release said that "Unlike other emerging technologies that offer only hours or days of storage based on one or two years of data and modeling, EOR has six decades of operation at scale by the world's largest energy companies, with existing study data showing breakthrough round-trip thermal efficiency."

King said the NREL analysis "was for a greenfield project," and his company's technology would bring costs down even more. "We are going in at EOR retrofits, where the wells and thermal infrastructure are already built, and where there are existing cogen plants with transmission infrastructure in place," he said. "Further, we are leveraging the LCFS [California's Low Carbon Fuel Standard program] to offset the cost of the CSP field. All of these factors are what combine to significantly reduce the costs below the NREL-estimated 10¢ to 16¢/kWh, down to 4¢ to 8¢/kWh."

Different from Other Geothermal Well Projects

King told *POWER* his company's technology differs from other geothermal projects at oil and gas wells, such as those being developed for bitcoin mining. "I am familiar with it in terms of the surplus natural gas at a lot of sites, which is often simply flared off," King said. "If one were to put a microturbine at a site to burn that same surplus gas to generate power, you could use that power to perform the mining."

King said Hyperlight's Tectonic Sun Alpha "is different in multiple, important ways," namely:

- "The Department of Energy's GTO is exclusively focusing on oil/gas wells where the rock is already hot, and the existence of the wells provides access that would not otherwise be feasible. It is not adding heat with a surface technology the way Hyperlight is with its Hylux/Tectonic Sun platform. This means that Hylux/Tectonic Sun is not restricted to geology that is already hot."
- "The bitcoin mining example still relies on burning fossil fuels, whereas with Hylux/Tectonic Sun we are using zero-carbon solar heat at the beginning of the process and creating zero-carbon power at the end of the process."
- "We are focusing on EOR projects that are still in service. This is both a technical and business innovation. It is a technical innovation because it allows a dual use of the existing EOR sites enabling two simultaneous low-carbon technical applications. Second, it is a business innovation because it decarbonizes existing oil production, which is a necessary part of the energy transition, and improves project economics by tapping into the incentives offered by the [LCFS] program."

"The methods of action of thermal EOR (tEOR) and CO_2 EOR are fundamentally different," King said. "In tEOR, sensible heat is used to reduce the specific gravity of heavy oil so it can flow to the production wells—and CSP has already been technically proven for this application. CO_2 EOR largely relies on pressure to force the oil to the production wells, and CCS [carbon capture and storage] is much earlier in development stages for this application. Thermal losses are a lot lower than pressure losses at these sites, so roundtrip energy efficiency in tEOR can be much higher than for CO_2 EOR."

He added, "In this approach we are using geothermal as the energy storage medium, not the power generation source. The solar-injected heat naturally captured in the rock surrounding the oil wells is what is being leveraged to generate power for applications beyond the oil/gas well operations. You don't need to only do this where the rock is already hot."

The Hyperlight project comes as California looks for more renewable power generation, with state regulators calling for at least 1 GW from emerging and nascent technologies as part of an overall goal of 11.5 GW of clean energy. The California Dept. of Conservation said the state's oil and gas industry has more than 100,000 wells. Hyperlight on Thursday said having solar power infrastructure in place at wells provides for renewable energy output even after EOR activity ends.

"Tectonic Sun Alpha reshapes the way we think about long-duration storage and has transformative potential not just for California's grid, but for the oil and gas industry throughout the state," said King. "Unlike oil and gas projects which eventually run dry, a GeoTES project will never run out of sunlight. We believe Tectonic Sun Alpha can offer a blueprint to retrofit the tens of thousands of existing oil wells in California with solar thermal energy to produce a significant new source of cost effective, non-intermittent clean power."

—***Darrell Proctor*** *is a senior associate editor for POWER (@POWERmagazine).*

Notice of Material Change in Offering

19 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Hyperlight offering. Here's an excerpt describing the specifics of the change:

Issuer is extending campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Hyperlight Energy Launches Tectonic Sun(TM) to Decarbonize Oil Wells, Leverage Them for Zero-Carbon Power Generation

27 days ago

Dear current and future investors,

The day is finally here and I'm pleased to share exciting news. The MOU we had previously announced has been converted to a signed contract. The contract includes a world first demonstration. See below for the body of a press release going out today.

Best regards,

John

Hyperlight Energy Launches Tectonic Sun™ to Decarbonize Oil Wells, Leverage Them for Zero-Carbon Power Generation

Hyperlight launching first pilot plant in California to demonstrate its new application of concentrated solar paired with 6-month duration geothermal storage, establishing a new massive renewable energy resource

SAN DIEGO, Calif., February 24, 2022 – Hyperlight Energy, the developer of the world's lowest-cost concentrated solar power (CSP) technology, today announced the launch of Tectonic Sun™, a technology for electricity generation that is being paired with its flagship solar thermal solution, Hylux™. Tectonic Sun is capable of providing emissions-free power with 80 percent capacity factor for use at any time of day or night throughout the year. The combination of Hylux and Tectonic Sun turns existing oil wells into clean energy generators, providing zero carbon electricity while reducing emissions during the extraction process at Enhanced Oil Recovery (EOR) sites. The application of CSP thermal energy for this dual benefit is an industry first. Hyperlight estimates the statewide potential storage capacity of its technology to exceed the output of all the natural gas power plants in California, combined.

Hyperlight is building its first pilot installation, called Tectonic Sun Alpha, in Bakersfield, California. This demonstration builds on groundbreaking analysis work on geological thermal energy storage (GeoTES) performed by Hyperlight partner, National Renewable Energy Laboratory (NREL). The analysis showed the energy capacity of a typical GeoTES installation to be about 146,000 MWhe with a storage duration of 4,000 hours – approximately six months of energy storage – at a fraction of the cost of any other approach. Unlike other emerging technologies that offer only hours or days of storage based on one or two years of data and modeling, EOR has six decades of operation at scale by the world's largest energy companies, with existing study data showing breakthrough round-trip thermal efficiency.

"Tectonic Sun Alpha reshapes the way we think about long duration storage and has transformative potential not just for California's grid, but for the oil and gas industry throughout the state," said John King, co-founder and CEO of Hyperlight. "Unlike oil and gas projects which eventually run dry, a GeoTES project will never run out of sunlight. We believe Tectonic Sun Alpha can offer a blueprint to retrofit the tens of thousands of existing oil wells in California with solar thermal energy to produce a significant new source of cost effective, non-intermittent clean power."

Hyperlight aims to unlock the full potential of GeoTES by expanding deployment of Hylux and Tectonic Sun to lower the cost and boost the performance of these applications at existing EOR project sites. With support from California's Low Carbon Fuel Standard (LCFS) program, Hyperlight has signed a Heat Purchase Agreement (HPA) with Hathaway LLC, a Bakersfield, CA based independent oil producer, for the development of the pilot project that will demonstrate Hyperlight's technology and reduce emissions at Hathaway's EOR site.

Using this type of existing infrastructure will enable the geological storage of a 100 percent renewable energy source with an estimated levelized cost of electricity between four and eight cents per kWh. With the low-cost storage medium and charge/discharge cycling that operates on a scale of months and years rather than hours and days, this application of GeoTES is to be highly competitive with existing sources of renewable generation being used today.

Hyperlight's new project comes at a pivotal time in the energy transition with The California Public Utilities Commission requiring 11.5 Gigawatts of renewable energy, including at least 1 GW from emerging and nascent technologies. Meanwhile, the oil industry in California comprises over 100,000 wells, according to the California Department of Conservation. Applying NREL's GeoTES analysis conservatively, Hyperlight estimates the statewide potential storage capacity of its technology to be the equivalent of one billion Tesla Powerwalls, with annual energy production potential over 100 TWh annually, exceeding the output of all the natural gas power plants in California combined. With solar infrastructure and wells able to remain in place once EOR activity ceases, projects like Tectonic Sun Alpha can remain in service to produce this form of low-cost renewable power to the grid indefinitely.

About Hyperlight
Hyperlight Energy has developed the world's lowest-cost solar steam technology. The company's flagship product, Hylux™, is built in its San Diego-based manufacturing plant using domestically sourced recyclable plastic. Hyperlight continues to work with world-class scientific and utility organizations to accelerate the global energy transition. Hyperlight is currently conducting a private placement offering in accordance with Regulation Crowdfunding (RegCF) adopted by the Securities and Exchange Commission, through StartEngine. For more information visit www.hyperlightenergy.com

Media Contact
Annika Harper
Antenna Group for Hyperlight Energy
hyperlight.energy@antennagroup.com

Hyperlight Energy Signs Exclusive License with National Renewable Energy Laboratory for Novel Receiver Design Technology

about 1 month ago

We're pleased to announce the latest benefit to our decade long partnership with NREL. See below press release regarding a recent exclusive technology license we signed with NREL. We have much bigger news we're working on, stay tuned!

https://www.globenewswire.com/news-release/2022/02/10/2383177/0/en/UPDATE-Hyperlight-Energy-Signs-Exclusive-License-with-National-Renewable-Energy-Laboratory-for-Novel-Receiver-Design-Technology.html

SAN DIEGO, Feb. 10, 2022 (GLOBE NEWSWIRE) -- Hyperlight Energy, a developer of Hylux™, the world's lowest-cost concentrated solar power (CSP) technology, today announced that it has signed an exclusive license agreement with the U.S. Department of Energy's National Renewable Energy Laboratory (NREL) for its patented receiver design technology. The design improves the performance of linear Fresnel reflector (LFR) receivers used in Hyperlight's CSP platform.

The improved performance facilitated by NREL's receiver design, combined with Hyperlight's low-cost reflector system, will increase the value of the Hylux platform for customers. Hyperlight is prioritizing rapid optimization and deployment of this technology at a time when companies and industries are pushing through the world's toughest decarbonization challenges.

"We've worked in partnership with NREL on our in-house developed world-beating low-cost reflector system for close to a decade," said John King, CEO and cofounder of Hyperlight Energy. "We're thrilled to now be executing on our plan to add best-in-class performance to our offering by integrating their proprietary receiver design methodology into Hylux."

Traditional CSP projects require large quantities of expensive steel to construct, leading to scalability challenges. By contrast, Hyperlight makes Hylux using domestically sourced recyclable plastic. Hylux can be installed on-location and designed to fit a range of industrial settings. The end result is a platform which uses mirrors to capture and reflect the sun's heat, generating steam to efficiently power industrial processes, manufacturing, oil extraction and more.

"The new technology from NREL offers a breakthrough in design methodology that optimizes optical capture, with no additional cost for the hardware," said Guangdong Zhu, inventor and senior engineer at NREL. "Up until now, the receiver design process started with an equation followed by a 'guess-and-check' approach through optical modeling of multiple iterations of the curve. However, the best way to do it is to use optical modeling from the start and let that tell you the optimal design with no guess work involved. You end up with the same material and production cost, but with a boost in performance for free."

In 2021, Hyperlight held a groundbreaking ceremony for its first commercial project at Saputo Inc.'s cheese production plant in Tulare, CA. The project is funded by the California Energy Commission and deploys Hylux to provide a portion of the heat necessary in Saputo's cheese-making processes via a 1.5-acre solar array. The company also has an MOU for a thermal enhanced oil recovery (EOR) project to decarbonize the transportation supply chain as well as multiple additional projects in the pipeline.

Hyperlight on Energy Transitions Solutions Podcast with Joe Batir

2 months ago

Hyperlight is excited to have had the opportunity to be on the Energy Transitions Solutions Podcast with Joseph Batir. Joe has a really realistic viewpoint on how we transition to renewable energy, and how we keep the lights on in the process. Fossil fuels are widely used now, but there's a growing list of technologies and companies integrating with and decarbonizing fossil fuels in concert with the industry. It was really fun to be able to talk in some depth about our company's journey doing that. Both where we came from and where we're going. If you have a chance, please give it a listen.

Apple: https://podcasts.apple.com/us/podcast/concentrated-solar-power-with-hyperlight-ceo-john-king/id1580441929?i=1000548133504

Spotify: https://open.spotify.com/episode/1QHsv5KhSJ0AX8r9wkeEpp

#solarpower #energy #oilgas #lowcarbonhighenergy #energytransition #podcast #renewableenergy #sustainability #csp #science #pivot


ENERGY TRANSITION SOLUTIONS
Joe Batir
aws

Board Member reinvests $25K

3 months ago

Greetings to all our new investors. I've been excited to see early progress on this campaign. Our Board Member Mike Mazaika just put $25K in on the campaign. I appreciate the continuing confidence from him!

Hyperlight's Saputo Project covered in Food Engineering Magazine

3 months ago

It's nice to see a positive response to our project with Saputo Inc. in the press covering the food industry.

https://www.foodengineeringmag.com/articles/99906-saputo-usa-and-hyperlight-partner-to-launch-an-innovative-low-cost-solar-thermal-technology

Advancements with Ted Danson, on CNBC featured Hyperlight Energy on 12-18-21

3 months ago

We're thrilled to share the link to the latest episode of Advancements with Ted Danson. This episode aired on CNBC on Dec. 18th, and featured Hyperlight Energy. https://vimeo.com/650434745

Advancements with Ted Danson, on CNBC features Hyperlight Energy

3 months ago

Hyperlight Energy is thrilled that we were just featured on Advancements with Ted Danson on CNBC. If you missed the airing, you can see our segment here, at this link: https://vimeo.com/657143923/3e97efc178

END OF UPDATES

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Varun G. 29 INVESTMENTS 13 days ago
What was the revenue for 2021 and projection for 2022?
0 View 1 reply

James B. 23 INVESTMENTS a month ago
I was impressed with the 10th Feb. NREL press release. By incorporating NREL's patented Receiving Design, on average how much will it improve the efficiency of a HYLUX systems. Also do you have an update on how the Saputo Inc's system is doing. I am excited about your technology. With our government inflating the currency and driving up energy prices, alternatives like HYLUX will be the cost-effective solution for more and more projects. Keep going!
0 View 1 reply

John K. 2 months ago
To all our existing and prospective investors and stakeholders,
Hyperlight has signed a deal for a world first. We're preparing a major campaign update around this deal and our whole team is excited to share it.

I promise a major campaign update within the next 30 days. STAY TUNED, and be ready to have your socks knocked off.

Best regards,
John
0

Dilip P. 2 months ago
Hi. Perhaps I'm doing the math wrong, but the 1.5MW project at Saputo Cheese costs $6.5 million and saves about 8000 MMBTU of gas per year. At the average gas price for California industry of $7 per MMBTU, this means they will save $56,000 per year.

That means the simple payback is >120 years, no? Does the business case assume subsidies will paying for the bulk of projects?
0 View 22 replies

OMAR A. 2 months ago
Hello.. Are there loans on the company? How much is the interest rate?
0 View 1 reply

Ajith Kumar P. SE OWNER 127 INVESTMENTS 2 months ago
Hello Hyperlight team
Past 10 days there is no movement in the amount invested and also number of investments, is there a problem from start engine updating the investment information, it happed in another company "future Carida" ,now that company figures are moving nicely, I hope same thing happening with Hyperlight, you guys need to contact start engine to look in to the your investment update.
thank you
Ajith
0 View 1 reply

CLAIRE M. 3 INVESTMENTS 2 months ago
Unlike previous investments, this one is not listed in the "View Your Investments" area. Nor does it offer the ability to cancel as that section does. I need to cancel the investment, which was the minimum amount. I finally found it through a small link in the tiny paragraph at the top, but there is no option there to cancel it, like the other ones all had along the status timeline. I need directions on how to cancel this. Funds were been submitted 8 days ago.
0 View 3 replies

Shiyan D. 37 INVESTMENTS 2 months ago
Does Jason Anderson in the video hold any ownership interest?
0 View 1 reply

Carl O. 32 INVESTMENTS 3 months ago
Your $45M valuation seems high. How did you derive it?
0 View 1 reply

Ajith Kumar P. SE OWNER 127 INVESTMENTS 3 months ago
Hello Hyperlitht team
I made investment within first 24 hours of the campaign, my investment is still not seen in my investment section, I got the confirmation email but nothing is showing up yet. its been more than 10 days now.
Appreciate your feed back
Thank you
0 View 3 replies

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Video Transcript</u>

Speaker 1: Today, renewable energy plays an important role in both energy security and in reducing greenhouse gas emissions. Using renewable energy can help to reduce energy imports and fossil fuel use, which is the largest source of US carbon dioxide emissions.

Jason Anderson: Here in California, we have set pretty aggressive goals to reduce our impact on the environment. One of the ways that we're doing that is by increasing the amount of renewable energy that we all use throughout the state. We're generating electricity with the sun during the day, and we're generating electricity with the wind during the night. But with those resources come variability.

Fortunately, the advancement of energy storage has enabled an increase in the production of solar and wind energy, but there are still gaps. As we all know, industrial process heat needs fuel. To date, there's been a huge lack of cost-effective solutions, and equally as important, solutions that are environmentally friendly. If we're going to meet our ambitious climate goals, we must expand beyond just the traditional forms of renewable energy.

Speaker 1: For decades, the standard in concentrated solar power, or CSP, has been to generate heat energy using mirrors, which require heavy, expensive steel and concrete structures for accurate tracking of the sun.

John King: Concentrated solar power, or CSP, is very different than solar photovoltaic. CSP uses mirrors to aim sunlight and concentrate it on a target. Just like a kid might use a magnifying glass to burn a hole through a leaf, when you concentrate sunlight, it's very powerful. Large sections of industry, large sections of the economy use thermal energy in addition to electricity. We provide the thermal energy from the sun. The issue in CSP is that the sun moves. You have to aim the light very accurately and track the sun. To do that, others have used steel structures that are very expensive and complicated. One project I heard of uses a Golden Gate Bridge worth of steel. There's only one Golden Gate Bridge for a reason. It's expensive and hard to do. Highlux is the most cost-effective platform to date.

Speaker 1: Now, innovations and materials, manufacturing, and installation technology are helping to even the playing field.

John King: I like to say we've reinvented CSP from the ground up. With Highlux, we replace all that expensive steel with domestically produced recyclable plastic structure. It's manufactured, assembled, and calibrated right here in the USA at our factories, sent to the site, and hand-carried and clicked into place. Concentrated solar power is very different than solar photovoltaic in another way. With solar photovoltaic, you can build a single tabletop size unit and see if your design works. With CSP, you need a whole field of mirrors to see if your design works. Add to that the idea that with steel, it's very expensive, and you've got a very expensive, challenging development pathway. Highlux is different in that it's a low-cost platform. So, with the same budget to do one generation with metal, you can do many generations of technology with Highlux, so it let us refine before going to mega-scale.

Speaker 1: Hyperlight's unit economics enable customer sight and CSP, helping food producers reduce emissions in ways that were not possible before.

Lino A. Saputo: As a leading player in the dairy industry, we thought it would be important for us as an industry globally to come up with some targets that would allow us to have a sustainable industry for the future. We have a target by 2025 to reduce our greenhouse gas emissions by 20%. Hyperlight introduced us to a pilot project that they had, and hopefully, that will influence other players in dairy and also in other industries to follow the lead of Hyperlight in coming up with innovative creative projects that will help different companies reduce their greenhouse gas emissions. What better way than to come out and celebrate something that is so groundbreaking? So, really, it's a win-win-win.

Speaker 1: For years, the transportation fuel industry has been lagging behind the grid in adopting renewables. Now, developments and technology are helping to speed adoption throughout the sector.

Bob Shore: Electrical vehicles are great, but right now, they only represent about three percent of the transportational needs in the United States. That 97% is a fossil fuel source that we can significantly affect the decarbonization of existing fossil fuel facilities and transportation needs. Most people don't realize that California produces over 100 million barrels a year of oil like this, that needs steam to be produced. What we're going to do is replace that with steam provided by the sun.

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